SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Tax ID (CNPJ) No. 02.808.708/0001-07
NIRE (State Registration Number) No. 35.300.157.770

Minutes of the Shareholders' Meeting of Companhia de Bebidas das Américas – AmBev (the “Company”) held on February 27, 2004 and drawn up in the summary form:

1. Date, time and venue: On February 27, 2004 at 10:00 A.M., at the company headquarters, located at 1017 Dr. Renato Paes de Barros Street, on the 3 rd floor (part of), suites 31 and 32, and on the 4 th floor (part of), suites 41 and 42, of the Corporate Park Building, District of Itaim Bibi, in the City and State of São Paulo.

2. Members in attendance: The majority of the Company's Members of the Board.

3. Decisions:

a) To approve the distribution of interest on own capital, in consideration of the results to December 31, 2003, to be included in the mandatory dividends for the year 2003, at the rate of R$ 5.6235 per thousand common shares and R$ 6.1859 per thousand preferred shares, as prescribed in item I of article 17 of Law No. 9457/96. The distribution will be taxed according to current laws, which will result in a net distribution of R$ 4.7800 per thousand common share lot and R$ 5,2580 per thousand preferred share lot;

b) To approve the distribution of supplemental dividends, in consideration of retained earnings to December 31, 2003, at the rate of R$ 1.3600 per thousand common shares and R$ 1.4960 per thousand preferred shares, without withholding tax, according to current laws.

c) To start the above mentioned payments on March 25, 2004, based on the shareholding position as of March 15, 2004, and ADRs record date on 03-18-2004, without indexation for inflation.

4. Closing: As there were no other issues to be discussed in the agenda, the present minutes were drawn up, then read and approved, and signed by all attending members. Signed: MARCEL HERRMANN TELLES, VICTÓRIO CARLOS DE MARCHI, JORGE PAULO LEMANN, CARLOS ALBERTO DA VEIGA SICUPIRA, JOSÉ HEITOR ATTÍLIO GRACIOSO and ROBERTO HERBSTER GUSMÃO.

This is a true copy of the original minutes

São Paulo , February 27, 2004.

Victorio Carlos De Marchi
Co-chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.